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                                           FILING PURSUANT TO RULE 425
                                           OF THE SECURITIES ACT OF 1933

                                           FILER: JO-ANN STORES, INC.

                                           SUBJECT COMPANY: JO-ANN STORES, INC.
                                           (COMMISSION FILE NO. 1-6695)


                                                               October 28, 2003


Dear Team Members,

Below is an update on the Jo-Ann stock reclassification. As a reminder, all proxy votes must be received prior to the special shareholders' meeting on November 4, 2003.

If you have not yet voted, below are questions and answers regarding the stock reclassification, including information on how to vote on this important proposal.

I hope that all Team Members who are shareholders will vote in favor of this proposal. If you have any questions or comments about the stock reclassification please contact Rosalind Thompson in Human Resources at 1-330-656-2600.

Best Regards,

/s/ Alan Rosskamm

Alan Rosskamm
Chairman, President and CEO



                      JO-ANN STORES STOCK RECLASSIFICATION
                              QUESTIONS AND ANSWERS


1. WHAT ARE THE BENEFITS OF HAVING A SINGLE CLASS OF COMMON STOCK?

There are many benefits to the reclassification of our stock into a single class. These benefits include:

     -    A stock structure that's easier for shareholders to understand;

     -    A clearer relation between stock ownership and voting rights; and

     - Increased daily trading volume making it easier to buy and sell shares, making Jo-Ann stock more attractive to potential large investors, such as mutual funds and other institutional investors.



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2. WHAT WILL HAPPEN TO EACH TYPE OF STOCK IF THE RECLASSIFICATION IS APPROVED?

Under the proposal, JAS B shares, which currently do not have voting rights, will receive one vote per share and become Common Shares. Additionally, JAS A shares, which currently have one vote per share, will be reclassified into 1.15 Common Shares. This multiple is used to account for the historic difference in the price between JAS A and JAS B.

3. WHO WILL ULTIMATELY DECIDE IF THE STOCK RECLASSIFICATION IS RIGHT FOR JO-ANN STORES?

The reclassification into a single share class must be approved by a majority of each class of shareholders (JAS A and JAS B shareholders). In early October, all shareholders as of the record date (September 10, 2003) were mailed a proxy and voting materials regarding this proposed transaction.

4. DO I NEED TO GO TO THE SPECIAL MEETING OF SHAREHOLDERS IF I OWN STOCK?

If you own JAS A or JAS B common shares, you may vote on the stock reclassification. You do not need to attend the special shareholders meeting to vote. To vote you need to complete a proxy voting form, which is included in the mailing sent to you in early October. Depending on your type of ownership (401(k), ASOP, separately held securities), your mailing was sent from ADP or your stockbroker. You may receive multiple packages, each of which will require your vote.

5. HOW DO I VOTE MY SHARES?

You can vote by attending the special meeting in person or by voting by proxy. You may vote by proxy on the Internet, by telephone, or by mail, as described below. If you vote by proxy your vote must be received by 12:00 noon, Eastern time November 3, 2003.

- Voting via the Internet: The website for Internet voting is www.proxyvote.com, it is available 24 hours a day, seven days a week. You do not need to return your proxy card if you vote via the Internet.

- Voting by telephone: You can vote your shares by telephone by calling 1-800-690-6903, 24-hours a day, seven days a week. You do not need to return your proxy card if you vote via telephone.

- Vote via mail: You can vote by mail by marking your proxy card, dating and signing it, and placing it in the postage-paid envelope provided in your voting packet. Please note that separate proxy cards are provided for Class A and Class B Common Shares. Please be sure to complete the proxy card that corresponds to the shares you hold. If you hold both Class A and Class B Common Shares please complete separate proxy cards for each.

6. HOW DO I VOTE MY SHARES IN THE JO-ANN STORES, INC. SAVINGS PLAN 401(k)?

You may vote the shares credited to your 401(k) account by returning your proxy card, which instructs the trustee of the plan, AMVESCAP National Trust Co. The trustee will vote your shares in accordance with the instructions marked on your proxy card. If you do not instruct the trustee on how to vote your shares, your shares will be voted in the same proportion that the trustee votes shares for which it did receive instructions.



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7. WHAT HAPPENS IF I DO NOT VOTE?

To pass the proposal the majority of the shareholders are required to vote in favor of the proposed reclassification. If you do not vote, it will have the same effect as voting against the proposal.

8. I WANT TO VOTE, BUT DID NOT RECEIVE A VOTING PACKET?

If you did not receive a voting packet, but believe you should have, please contact Ms. Wendy Stewart at 330-656-2600.

9. CAN I TAKE OFF OF WORK TO ATTEND THE SPECIAL MEETING?

If you are a Jo-Ann (JAS A or JAS B) shareholder, you are able to attend the special meeting of the shareholders, but you are not required to attend this meeting in order to vote on the issue. If you would like to attend the meeting, you will need to discuss being absent from work with your supervisor, just as if you were taking off work for any other occasion.


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The Company is soliciting proxies for the special meeting of shareholders relating to the proposed reclassification transaction through a proxy statement/prospectus that has been filed with the Securities and Exchange Commission as part of a Form S-4 Registration Statement. The Company has mailed copies of the proxy statement/prospectus, along with proxy forms, to its shareholders in connection with the special meeting of shareholders. The proxy statement/prospectus contains important information regarding the solicitation by the Company and other important information about the reclassification transaction.

Shareholders of the Company are urged to read the proxy statement/prospectus because it contains important information. Shareholders of the Company may obtain, free of charge, copies of the proxy statement/prospectus and other documents filed by the Company with the Securities and Exchange Commission at the Internet website maintained by the Securities and Exchange Commission at www.sec.gov. These documents may also be obtained free of charge by calling Ms. Wendy Stewart at 330-656-2600.